                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
                          ------------------------------------------------------

                                       OR

      [_]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _________________________ to ___________________
Commission file number   0-22474
                         -------------------------------------------------------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   American Business Credit, Inc. 401(k) Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   American Business Financial Services, Inc.
                   100 Penn Square East
                   Philadelphia, PA  19107

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN
















                                           -------------------------------------
                                                        FINANCIAL STATEMENTS AND
                                                           SUPPLEMENTAL SCHEDULE
                                           AS OF DECEMBER 31, 2003 AND 2002, AND
                                            FOR THE YEAR ENDED DECEMBER 31, 2003

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

                                                                        CONTENTS
--------------------------------------------------------------------------------

      REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 3

      FINANCIAL STATEMENTS
          Statements of net assets available for benefits                     4
          Statement of changes in net assets available for benefits           5

      NOTES TO FINANCIAL STATEMENTS                                        6-11

      SUPPLEMENTAL SCHEDULE
          Schedule of assets held for investment purposes at end of year     12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of the American Business Credit, Inc.
   401(k) Plan
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the American Business Credit, Inc. 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 and the supplemental schedule. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
Philadelphia, Pennsylvania

June 4, 2004

                                                                           AMERICAN BUSINESS CREDIT, INC.
                                                                                              401(k) PLAN

                                                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
---------------------------------------------------------------------------------------------------------



December 31,                                                                           2003          2002
---------------------------------------------------------------------------------------------------------
ASSETS

CASH                                                                              $      --    $  115,040

INVESTMENTS, at fair value (Note 3)
   Money market fund                                                              1,218,797     1,314,912
   Mutual funds                                                                   9,640,461     6,562,135
   Unitized common stock fund
       American Business Financial Services, Inc.                                   177,874       510,034
   Participant loans                                                                416,969       321,942
---------------------------------------------------------------------------------------------------------

TOTAL INVESTMENTS AND CASH                                                       11,454,101     8,824,063
---------------------------------------------------------------------------------------------------------

RECEIVABLES
   Employer contributions                                                            11,267            --
   Participants' contributions                                                       63,367            --
   Accrued interest income - participant loans                                          648            --
---------------------------------------------------------------------------------------------------------

TOTAL RECEIVABLES                                                                    75,282            --
---------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $11,529,383  $  8,824,063
=========================================================================================================


                                 See accompanying notes to financial statements.

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


Year ended December 31,                                                    2003
-------------------------------------------------------------------------------

ADDITIONS
     Investment income (loss)
         Interest income
              Money market fund                                     $     3,599
              Participant loans                                          19,244
         Dividend income                                                 78,347
     Net depreciation on unitized common stock fund                    (350,348)
     Net appreciation in fair value of mutual funds                   2,190,984
-------------------------------------------------------------------------------

     Total investment income                                          1,941,826

     Participants' contributions                                      2,436,635
     Participants' rollover                                              77,699
     Employer contributions                                             377,131
-------------------------------------------------------------------------------

TOTAL ADDITIONS                                                       4,833,291
-------------------------------------------------------------------------------

DEDUCTIONS
     Benefits paid to participants                                    2,107,240
     Administrative expenses                                             20,731
-------------------------------------------------------------------------------

TOTAL DEDUCTIONS                                                      2,127,971
-------------------------------------------------------------------------------

NET INCREASE                                                          2,705,320

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR                8,824,063
-------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $11,529,383
===============================================================================

                                 See accompanying notes to financial statements.

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION                     The following description of the American
   OF PLAN                         Business Credit, Inc. 401(k) Plan (the
                                   "Plan") provides only general information.
                                   Participants should refer to the Plan
                                   agreement or Summary Plan Description ("SPD") for a more complete description of the Plan's provisions.

                                   GENERAL

                                   The Plan is a contributory, defined
                                   contribution 401(k) plan available to
                                   qualifying employees of American Business
                                   Credit, Inc. (the "Company"). The Company's
                                   Plan Committee ("Plan Committee") is the plan administrator. To be eligible to participate in the Plan, an employee must have attained the age of 21 and have completed at least thirty days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                                   CONTRIBUTIONS

                                   Participants may contribute up to 15% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company may make employer-matching contributions equal to a percentage of each participant's elective deferral in an amount not to exceed 5% of the participant's compensation. The employer, in its sole discretion, determines from year to year the amount of such matching contribution, if any. Participants are eligible to receive matching contributions after one year of service.

                                   The match is invested in various investment options as directed by the participant. The Company may also make discretionary annual profit sharing contributions to the Plan determined by its board of directors. Participants are eligible to receive an allocation of any profit sharing contribution after one year of service.

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION                     PARTICIPANT ACCOUNTS
   OF PLAN (CONTINUED)
                                   Each participant's account is credited with the participant's contribution and allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses related to participant loans and distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                   VESTING

                                   Participants are immediately vested in their voluntary contributions and any income or loss thereon. Participants become vested in Company contributions as follows:

                                          Employer Matching and Discretionary
                                          Contributions

                                                                      Vesting
                                   Years of Service                 Percentage
                                   ---------------------------------------------

                                       Less than 1                          0%
                                            1                              50%
                                            2                             100%
                                   ---------------------------------------------

                                   INVESTMENT OPTIONS

                                   Upon enrollment in the Plan, a participant may direct contributions in any of the investment funds selected by the Plan trustees. Participant's ability to change his or her investment options is not restricted.

                                   UNALLOCATED FUNDS

                                   Contributions and loan repayments totaling
                                   $115,040 were received by the plan prior to December 31, 2002 but were not allocated to investments until January 2003.

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION                     FORFEITURES
   OF PLAN (CONTINUED)
                                   Forfeited investment accounts totaled $4,373 and $31,387 at December 31, 2003 and 2002, respectively.

                                   Forfeiture allocations are used to reduce employer contributions. No forfeiture allocations were made to offset employer contributions for the year ended December 31, 2003.

                                   PAYMENT OF BENEFITS

                                   On termination of service, due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or may elect to have any portion of the eligible rollover distribution paid into an IRA or another employer plan.

                                   PARTICIPANT LOANS

                                   Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant's account and bear interest at Prime plus 1%. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less.

                                   ADMINISTRATIVE EXPENSES

                                   Administrative expenses related to
                                   participant loans and distributions are
                                   allocated to participants' accounts. Certain administrative expenses of the Plan are paid directly by the Company.

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2. SUMMARY OF                      BASIS OF ACCOUNTING
   SIGNIFICANT
   ACCOUNTING                      The financial statements of the Plan are
   POLICIES                        prepared under the accrual method of
                                   accounting.

                                   USE OF ESTIMATES

                                   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                                   INVESTMENT VALUATION AND INCOME RECOGNITION

                                   Investments in money market and mutual funds are stated at fair value based upon quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                   The fair value of the Plan's unitized common stock fund is based on an assigned unit value determined by the fair value of common stock.

                                   Participant loans are recorded at cost, which approximates market value.

                                   PAYMENT OF BENEFITS

                                   Benefits are recorded when paid.

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3. INVESTMENTS                     The following represents individual
                                   investments that exceed five percent or more of the Plan's net assets available for benefits:

                                   December 31,                                           2003             2002
                                   ----------------------------------------------------------------------------
                                   Mutual funds:
                                     Oppenheimer Main Street Growth &
                                         Income A                                $   2,092,602    $   1,225,948
                                     Oppenheimer Global Opportunities A              1,296,926          788,897
                                     Oppenheimer Capital Appreciation A              1,201,930          833,694
                                     Oppenheimer MidCap A                            1,055,091          724,505
                                     Oppenheimer Growth A                            1,023,796          746,159
                                     Oppenheimer Quest Balanced Value A                735,723          479,407
                                   Money market fund:
                                     Oppenheimer Cash Reserves A                     1,218,797        1,314,912

                                   During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated
                                   (depreciated) in value as follows:

                                   Year ended December 31,                                                 2003
                                   ----------------------------------------------------------------------------

                                   Mutual funds                                                 $     2,190,984
                                   Unitized common stock fund                                          (350,348)

4. PLAN TERMINATION                Although it has not expressed any intent to
                                   do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants' accounts will become fully vested and nonforfeitable.

5. PARTY-IN-INTEREST               During the year, certain of the Plan's
                                   investments were in accounts managed by
                                   Oppenheimer Funds, trustee of the Plan.
                                   Therefore, these transactions qualify as party-in-interest.

6. INCOME TAX                      The Plan has adopted the Universal Pensions,
   STATUS                          Inc. prototype Defined Contribution Basic
                                   Plan Document 04. The prototype sponsor
                                   received a determination letter from the

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

                                                   NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. INCOME TAX                      Internal Revenue Service, dated
   STATUS (CONTINUED)              September 13, 2001 that the Plan was in
                                   compliance with the applicable requirements of the Internal Revenue Code ("IRC").
                                   Although the Plan document has been amended since initial adoption, the Plan administrator believes that the Plan is currently designed and is currently operated in compliance with the applicable requirements of the IRC.

                                   In 2003, the Department of Labor requested the Company to provide certain information regarding the Plan and the Company has fully complied with all of these requests.

7. RECONCILIATION OF               The following is a reconciliation of net
   FINANCIAL                       assets available for benefits per the
   STATEMENTS TO                   financial statements to Schedule H of the
   SCHEDULE H OF THE               Form  5500:
   FORM 5500

                                   December 31,                                                                2002
                                   --------------------------------------------------------------------------------
                                   Net assets available for benefits per financial statements            $8,824,063
                                   Amounts allocated to participant loans on financial
                                    statements instead of participant contributions                          12,807
                                   ---------------------------------------------------------------------------------
                                   Net assets available for benefits per Schedule H of the
                                    Form 5500                                                            $8,836,870
                                   ---------------------------------------------------------------------------------

                                   The following is a reconciliation of participant contributions per the financial statements to Schedule H of the Form 5500:

                                   Year Ended December 31,                                                     2003
                                   ---------------------------------------------------------------------------------

                                   Participant contributions per the financial statements                $2,436,635
                                   Amounts allocated to participant loans on financial statements
                                      instead of participant contributions in 2002                          (12,807)
                                   ---------------------------------------------------------------------------------
                                   Participant contributions per Schedule H of the Form 5500             $2,423,828
                                   ---------------------------------------------------------------------------------

                                   Amounts allocated to participant loans on the financial statements in 2002 were allocated to participant contributions on Schedule H of the Form 5500 in 2002.

                                                  AMERICAN BUSINESS CREDIT, INC.
                                                                     401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EMPLOYER IDENTIFICATION NUMBER: 23-2493400
PLAN NUMBER: 001
--------------------------------------------------------------------------------

December 31, 2003
---------------------------------------------------------------------------------------------------------------------

 (a)                                (b)                                      (c)              (d)          (e)

                             Identity of Issue,                         Description of                   Current
                     Borrower, Lessor or Similar Party                    Investment         Cost         Value
---------------------------------------------------------------------------------------------------------------------
          Mutual funds
               Munder Small Cap Value                                  Mutual Fund             A     $      47,271
               Franklin Equity Income A                                Mutual Fund             A             5,797
               Franklin Mutual Qualified A                             Mutual Fund             A           258,199
               Columbia Acorn A                                        Mutual Fund             A           456,965
  *            Oppenheimer Champion Income A                           Mutual Fund             A           357,872
  *            Oppenheimer Global Opportunities A                      Mutual Fund             A         1,296,926
  *            Oppenheimer U.S. Government Trust A                     Mutual Fund             A           548,928
  *            Oppenheimer Quest Balanced Value A                      Mutual Fund             A           735,723
  *            Oppenheimer Growth A                                    Mutual Fund             A         1,023,796
  *            Oppenheimer Capital Appreciation A                      Mutual Fund             A         1,201,930
  *            Oppenheimer Main Street Growth & Income A               Mutual Fund             A         2,092,602
  *            Oppenheimer MidCap A                                    Mutual Fund             A         1,055,091
  *            Oppenheimer International Growth A                      Mutual Fund             A           559,361
                                                                                                       ------------
                                                                                                         9,640,461
          Money market fund
  *            Oppenheimer Cash Reserves A                             Money Market
                                                                       Fund                    A         1,218,797
          Unitized fund
  *            American Business Financial Services, Inc.              Unitized
                                                                       Common Stock
                                                                       Fund                    A           177,874
          Participant loans                                            4.00% - 10.50%         --           416,969

A The cost of participant-directed investments is not required to be disclosed.
*    Party-in-interest

EXHIBITS:

         The following exhibit is filed herewith.



REGULATION S-K EXHIBIT NO.                  DESCRIPTION
--------------------------                  -----------
         23                                 Consent of BDO Seidman, LLP

                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on the 28th day of June, 2004 by the undersigned hereunto duly authorized.


                                                  AMERICAN BUSINESS
                                                  CREDIT, INC. 401(K) PLAN
                                                  ------------------------
                                                      (Name of Plan)


                                             By:  /s/ Albert W. Mandia
                                                  ------------------------------
                                                  Albert W. Mandia, Trustee


                                             By:  /s/ Stephen M. Giroux
                                                  ------------------------------
                                                  Stephen M. Giroux, Trustee


                                             By:  /s/ Jerome Rappaport
                                                  ------------------------------
                                                  Jerome Rappaport, Trustee

                                  EXHIBIT INDEX


REGULATION S-K EXHIBIT NO.                  DESCRIPTION
--------------------------                  -----------

         23                                 Consent of BDO Seidman, LLP